UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 19, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Financial results Half year ended 31 December 2018 Western Australia Iron Ore

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments. Forward-looking statements can be identified by the use of terminology including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the US Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the December 2018 half year compared with the December 2017 half year; operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of South32 from the 2014 financial year onwards, and Onshore US from the 2017 financial year onwards; copper equivalent production based on 2018 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content contained on slide 36. Alternative performance measures We use various alternative performance measures to reflect our underlying performance. For further information please refer to alternative performance measures set out on pages 58 to 67 of the BHP Results for the half year ended 31 December 2018. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report on Form 20-F. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. Financial results 19 February 2019 2

Financial results Half year ended 31 December 2018 BHP’s Onshore US assets have been presented as discontinued operations. Andrew Mackenzie Chief Executive Officer Trinidad and Tobago

BHP's investment proposition

We have the assets, options, capability and discipline to grow long-term shareholder value and returns

Maximise cash flow

Low-cost producer
efficiency, technology, culture

Volume growth
productivity, project delivery

Constructive outlook
for our commodities,
solid demand, disciplined supply

Capital discipline

US$10-15 bn net debt
range to be maintained

<US$8 bn capex
per annum to FY20

Organic opportunities
rich option set across commodities
and time periods

Value and returns

ROCE to ~20%
by FY22 (at FY17 prices)

Optimised portfolio
post Onshore US divestment

Shareholder returns
>US$25 bn returned

Note: Disciplined supply: reflects lower levels of investment across the industry. ROCE: based on Global Metals, Mining and Steel Conference presentation on 15 May 2018. Shareholder returns: includes dividends determined since 1 January 2016 and Onshore US proceeds.

Financial results
19 February 2019
4
BHP

H1 FY19 financial scorecard

Returns to shareholders of ~US$13 billion over the last six months

Profitability	Free cash flow	Net debt
US$**10.5 bn** Underlying EBITDA and 52% margin diversified contribution across the portfolio	US$**3.6 bn** free cash flow >US$10 bn including Onshore US proceeds	US$**9.9 bn** net debt down US$1 bn since June 2018

Dividend	Share buy-back	ROCE
55 US cps payout ratio of 75 % additional 102 US cps special dividend paid in January 2019	US$**5.2 bn** off-market buy-back of BHP Group Limited shares successfully completed	**15%** ROCE down from 17% in H1 FY18; impacted by production outages and higher taxes

Note: EBITDA, EBITDA margin, Free cash flow (except as noted), ROCE presented on a continuing operations basis. Other metrics presented on a total operations basis.

Financial results
19 February 2019
5
BHP

Sustainability is one of our core values We will continue our work to improve safety at our operations Safety Health • Tragically, we had one fatality at Saraji (December 2018) • Occupational health exposures reduction projects progressing • TRIF at operated assets of 4.3 per million hours worked, • Mental Health Framework focused on culture, capacity to down 2% support, prevention and recovery 25%... 12% high potential injury frequency rate1 potential exposures above OEL2 Environment Samarco • BHP the only resources company to receive A rating in CDP’s • Committed to social and environmental rehabilitation assessment of climate disclosure and performance • Key milestones achieved in each of the three relocation • Release of inaugural water report programs • Escondida desalination plant continues to ramp up as part of • Turbidity levels of impacted river areas returned to historical long term strategy to reduce reliance on freshwater levels • Restart important but must be safe, economically viable and community supported Note: Presented on a total operations basis. Financial results 19 February 2019 6

Financial results Half year ended 31 December 2018 Peter Beaven Chief Financial Officer Queensland Coal

Financial performance Solid free cash flow generation and EBITDA margin above 50% Summary H1 FY19 Income Statement Strong margins through the cycle (US$ billion) (Underlying EBITDA margin4, %) Total operations (including Onshore US) 60 Underlying attributable profit 3.7 Net exceptional items 0.1 Attributable profit 3.8 Underlying basic earnings per share 70 US cpsï,” 8% Interim dividend per share 55 US cps 0% Continuing operations 35 Underlying EBITDA 10.5ï,” 3% Underlying EBITDA margin 52% Underlying EBIT 7.5ï,“ 2% Adjusted effective tax rate3 36.1% Adjusted effective tax rate incl. royalties 45.2% BHP Peer group range Underlying attributable profit 4.0ï,” 8% 10 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 H1 FY19 Financial results 19 February 2019 8

Group EBITDA waterfall EBITDA impacted by H1 unplanned outages; strong H2 expected; FY19 productivity expected to be broadly flat Underlying EBITDA variance (US$ billion) 15 External US$0.4 billion Controllable US$(0.7) billion 0.7 11.2 0.1 10.8 0.1 0.0 10.5 (0.2) (0.1) 10 (0.1) (0.6) (0.2) H1 FY19 productivity performance: US$(460) million (US$ million) 400 5 100 0 (200) (500) Productivity gains Inventory build Volumes and costs Unplanned outages 0 H1 FY18 Price 5 Foreign Inflation Sub-total Growth Productivity Controllable6 Fuel & Non-cash7 Other 8 H1 FY19 exchange volumes volumes cash costs energy Note: Presented on a continuing operations basis. Productivity of US$(460) million includes change in capitalised exploration. Financial results 19 February 2019 9

Segment performance Full-year unit cost guidance unchanged with stronger volumes anticipated in H2 Iron Ore10 Petroleum11 Coal Copper Record Jimblebar Strong uptime First coal from Caval Record ore milled at production volumes performance Ridge Southern Circuit Spence and Cerro Colorado % of Group EBITDA9 41% 22% 19% 18% EBITDA: US$4.3 bn US$2.3 bn US$2.0 bn US$1.9 bn EBITDA margin: 59% 70% 45% 43% ROCE: 29% 19% 26% 4% Unit cost: WAIO Conventional Queensland Coal Escondida (US$/t) (US$/boe) (US$/t) (US$/lb) 16 12 75 1.20 68-72 1.17 Cost <1.15 14 14.51 11 70 1.10 11.14 70 Cost at FX guidance <14 <11 FY19 guidanceï,” 3%ï,“ 10%ï,” 1%ï,“ 10% 12 10 65 1.00 H1 FY19 FY19e H1 FY19 FY19e H1 FY19 FY19e H1 FY19 FY19e C1 costs US$13.85/t (ex. 3rd party royalties)12 Performance • Derailment in H1 • Higher planned maintenance in H1 • Record stripping up 10% year • End of negotiation bonus paid in H1 drivers: • Higher H2 volumes • Stronger uptime in H1 on year • Expected grade decline of ~15% year • Maintenance schedules optimised • Higher planned maintenance in H1 on year • Higher H2 volumes • Increased equipment utilisation and labour productivity Note: Presented on a continuing operations basis. Financial results 19 February 2019 10

Cash generation Solid free cash flow generation despite higher tax payments and capital expenditure Operating cash flow Free cash flow (US$ billion) (Index, FY10=100) (US$ billion) (Index, FY10=100) 35 200.00 15 200 30 200 10 25 100 5 20 100.00 15 0 0 10 200 (5) 5 0 0.00 (10) (100) FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 H1 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 H1 FY19 FY19 Operating cash flow (H1) Onshore US Free cash flow (H1) Onshore US proceeds Operating cash flow (H2) Commodity basket index (RHS) 13 Free cash flow (H2) Commodity basket index (RHS)13 Note: Presented on a total operations basis. Financial results 19 February 2019 11

Capital allocation

Disciplined adherence to our Capital Allocation Framework

H1 FY19

- Operating productivity
- Capital productivity

Net operating cash flow — US$7.3 bn

Maintenance capital	US$0.8 bn
Strong balance sheet	✓
Minimum 50% payout ratio dividend[14]	US$2.5 bn

Excess cash — US$3.6 bn

Includes US$0.6 bn of dividends paid to NCIs
Excludes US$0.2 bn of exploration expensed

Balance sheet	Additional dividends[14]	Buy-backs	Organic development	Acquisitions/ (Divestments)
US$1.8 bn	US$0.9 bn	US$5.2 bn	US$2.7 bn	US$(7.0) bn
	H2 FY18		• US$1.0 bn improvement • US$0.2 bn latent capacity • US$0.7 bn major projects • US$0.4 bn exploration • US$0.4 bn Onshore US	• Onshore US sale

Note: Presented on a total operations basis. Excess cash excludes exploration expense of US$0.2 bn which is classified as organic development in accordance with the Capital Allocation Framework and after dividends paid to NCIs[15]. Onshore US proceeds of US$7.0 billion received in H1 FY19 with the remaining US$3.5 billion to be received by April 2019 (less customary completion adjustments).

Financial results
19 February 2019
12
BHP

Striking the right balance to maximise value and returns

US$16 billion reduction in net debt; ~US$20 billion reinvested; US$25 billion returned to shareholders[16]

Net debt slightly below target range
(Net debt, US$ billion)



30
20
10
0
FY16
FY17
FY18
H1 FY19
Actuals
Net debt target

Disciplined investment
(Capital and exploration expenditure, US$ billion)



9
6
3
0
FY16
FY17
FY18
FY19e
FY20e
Actuals
Guidance

Increased returns to shareholders
(Dividends determined and share buy-backs, US$ billion)



13
6
3
0
~US$13 bn
Onshore US proceeds
FY16
FY17
FY18
H1 FY19
Minimum dividend
Additional amount

Note: Presented on a total operations basis.

Financial results
19 February 2019
13
BHP

Return on Capital Employed H1 FY19 ROCE 15%; tailored plans to improve ROCE at every asset ROCE by asset (%) Productivity, technology, latent capacity to drive Antamina17 further improvement 30 25 NSWEC High-return options 20 to slow field decline Cerrejón17 Queensland 15 Coal WAIO Increased equipment utilisation and labour 10 Conventional productivity Petroleum Recovery from Ramping up from fire at Spence 5 acid plant outage, Escondida Pampa Norte progressing SMA, BFX study 0 Potash Olympic Dam (5) 0 10 20 30 40 50 60 Average capital employed (US$ billion) Exploration18 ROCE to ~20% by FY22 (at FY17 prices) Note: Presented on a continuing operations basis. Financial results 19 February 2019 14

Financial results Half year ended 31 December 2018 Andrew Mackenzie Chief Executive Officer Olympic Dam

Market outlook Near-term uncertainty, attractive long-term fundamentals Short term Medium term Long term Growth in New demand Policy Growth Steeper New supply population, centres and uncertainty moderating cost curves wealth themes Decarbonisation Sentiment Prudently Sustainable Emerging and Technology mixed cautious productivity Asia electrification Note: Further information on BHP’s economic and commodity outlook can be found at www.bhp.com/prospects. Financial results 19 February 2019 16

Our strategic framework Leveraging our values, capabilities and resources to meet the evolving needs of markets Culture and capabilities that Commodities with high economic enables the execution of our rent potential that match our business strategy to create long- capabilities term value and returns Leading Highly Increasing options in our favoured culture and attractive Continuing to transform our commodities capabilities commodities business Value and • Copper • BHP Operating System • Oil • Value Chain Automation • World Class Functions returns Further simplifying our portfolio • Onshore US sale • Bruce/Keith sale World- class Assets that are resilient through the assets cycle, have embedded growth options, and match our capabilities Financial results 19 February 2019 17

Our strategy in action

Continued progress against our six focus areas

Cost efficiencies

H2 reduction

in unit costs expected with improved reliability and operational performance; H1 impacted by production outages

Technology

Integration

CIO live in July 2019; VCA incorporated in asset 5-year plans; autonomous drill study for Escondida; autonomous truck study progressing

Latent capacity

4

projects progressing to plan; Caval Ridge Southern Circuit conveyed first coal

Major projects

6

projects progressing to plan; Greater Western Flank-B first production; Atlantis Phase 3 approved

Exploration

New additions

in copper and oil: SolGold, Stuart Shelf, Orphan Basin

Onshore US

Sale complete

with US$10.4 bn of proceeds returned to shareholders

Note: 4 latent capacity projects include WAIO 290 Mtpa, West Barracouta, Olympic Dam Southern Mine Area and Escondida Water Supply Expansion; 6 major projects include Atlantis Phase 3, Mad Dog 2, Greater Western Flank-B, Spence Growth Option, South Flank and completion of the Jansen shafts. CIO - Copper Integrated Operations; VCA - Value Chain Automation.

Financial results
19 February 2019
18
BHP

Minerals Australia

Focusing on bottlenecks to release latent capacity across our operations

Cost efficiencies

Cost reductions at all assets anticipated in H2

- WAIO FY19 unit costs: <US$14/t,
  - ↓ ~10% from H1
- Queensland Coal FY19 unit costs: US$68-72/t
  - ↓ 2% from H1
- Operations Services to accelerate productivity improvements

Latent capacity

Minerals Australia volumes up ~10% in H2

- WAIO: record production at Jimblebar
- Queensland Coal: first coal conveyed at CRSC
- Olympic Dam: 3rd decline now fully operational

Technology

Ramping up technology roll-out

- Investigating phased roll-out of autonomous trucks following improved truck utilisation and safety at Jimblebar
- Eastern Ridge Innovation Mine to further trial integration and automation technologies

Record stripping at Queensland Coal



(Prime to product strip ratio)
(Prime stripping, Index, FY13=100)
12
10
8
6
160
140
120
100
Up 10%
FY16
FY17
H1 FY18
H2 FY18
H1 FY19
H2 FY19e
FY20e
FY21e
Medium term
Strip ratio
Prime stripping

Record underground development at Olympic Dam



(Development kilometres)
(Metres per jumbo per day)
50
25
0
8
6
4
0%
42%
41%
49%
49%
54%
68%
75%
FY16
FY17
H1 FY18
H2 FY18
H1 FY19
H2 FY19e
FY20e
FY21e
SMA % of development
Total development
Jumbo productivity

Note: CRSC – Caval Ridge Southern Circuit; SMA – Southern Mine Area.

Financial results
19 February 2019
19
BHP

Minerals Americas

Major projects and exploration provide optionality

Latent capacity

Sustainable options with limited risk
- EWSE on track to deliver first water in FY20
- Reviewing power supply to increase renewables use

Increased equipment availability continues
- Spence record ore milled through maintenance program
- New labour agreements increased truck utilisation at Escondida

Major projects

SGO on schedule and budget
- 34% complete, on track for first production in FY21

Jansen is a strategic option
- Current scope 82% complete, shafts excavation complete, work to finalise lining and progress essential surface infrastructure

Exploration

New copper drilling program in Stuart Shelf
- Potential new iron oxide, copper, gold mineralised system
- Drilling program in H2 to determine the extension of the mineralisation

11.2% interest in SolGold acquired
- Strategic position in the Cascabel copper exploration project

Spence productivity underpinned by maintenance excellence



(Throughput, Mt)
(Dry area availability, %)
25
20
15
10
5
0
100
90
80
70
60
50
FY14
FY15
FY16
FY17
FY18
FY19e
FY20e
FY21e
FY22e
FY23e
Availability
Availability average
Throughput

New labour agreements drive Escondida truck performance



(Truck utilisation in the first hour of shift change, %)
(Index, pre-agreement=100)
90
80
70
60
50
100
98
96
94
92
90
Pre-agreement
Feb
Mar
Apr
May
Jun
Jul
Aug H1
Aug H2
Sep
Oct
Nov
Dec
Truck utilisation
Average mining unit cost (RHS)

Note: EWSE – Escondida Water Supply Expansion; SGO – Spence Growth Option.

Financial results
19 February 2019
20
BHP

Conventional Petroleum

Strong operating performance supported by promising short, medium and long-term growth options

Latent capacity

Bass Strait West Barracouta approved
- First gas expected in CY21

~30 improvement and infill well programs with average returns of >40%
- Five projects to seek approval in the next 12 months
- Continue to mature embedded options to offset decline

Major projects

Current investments profitable well below US$50/bbl
- Atlantis Phase 3 approved, first oil expected in FY21
- Mad Dog 2 on track, Greater Western Flank-B first production

Pipeline of seven projects with average returns of ~25%
- Ruby investment decision expected in CY19
- Scarborough processing options being evaluated

Exploration

Exploration program continues progressing well
- Trion: 2DEL and ST encountered oil, 3DEL well sanctioned
- GoM: Samurai-2 and ST delineation successful
- Trinidad: Bongos-2 discovery accelerates Phase 3 drilling

Further exploration options added to the portfolio
- Acquired licences in the Orphan Basin (Eastern Canada)

Gulf of Mexico



Wildling sub-basin
Samurai-2
Wildling
Caicos
Mad Dog
Shenzi N.
Atlantis
Western Gulf of Mexico
Trion
Trion-2DEL
BHP leases
OBN Survey Node Area
Exploration & appraisal wells

Trinidad & Tobago



Bongos-2
Le Clerc-1
Victoria-1
BHP leases
Exploration & appraisal wells

Exploration wells and success rate[19]

(Net exploration wells) (Successful wells/wells drilled, %)



6
3
0
100
50
0
FY17
FY18
FY19 (YTD)
Net exploration wells
Technical success rate (RHS)

Note: GoM – Gulf of Mexico; ST – sidetrack.

Financial results
19 February 2019
21

BHP

We expect to deliver on our plans in FY19 Maximise cash flow Capital discipline Value and returns Cu Eq volumes Net debt 20% ROCE broadly flat in FY19, weighted to H2 to remain at lower end of target at spot prices range20 >US$9 bn <US$8 bn Minimum 50% free cash flow at spot prices capex of underlying earnings as dividends Unit cost Increasing optionality US$10.4 bn guidance maintained, continued development of latent of Onshore US proceeds returned with strong operational capacity and major projects, performance expected in H2 increased exploration portfolio Note: Spot prices as of 12 February 2019. Financial results 19 February 2019 22

BHP's investment proposition

We have the assets, options, capability and discipline to grow long-term shareholder value and returns

Maximise cash flow	Capital discipline	Value and returns
Low-cost producer efficiency, technology, culture	**US$10-15 bn net debt** range to be maintained[20]	**ROCE to ~20%** by FY22 (at FY17 prices)
Volume growth productivity, project delivery	**<US$8 bn capex** per annum to FY20	**Optimised portfolio** post Onshore US divestment
Constructive outlook for our commodities, solid demand, disciplined supply	**Organic opportunities** rich option set across commodities and time periods	**Shareholder returns** >US$25 bn returned

Note: Disciplined supply: reflects lower levels of investment across the industry. ROCE: based on Global Metals, Mining and Steel Conference presentation on 15 May 2018. Shareholder returns includes dividends determined since 1 January 2016 and Onshore US proceeds.

Financial results
19 February 2019
23
BHP

BHP

BHP Appendix

Samarco and Renova Foundation Committed to social and environmental rehabilitation Rehabilitation Compensation Samarco legal developments (Renova Foundation) (Renova Foundation) and restart Communities • More than 8,200 of about 19,200 general • Requires licensing approvals and the damages claims resolved funding needed for restart preparation works • Key milestones achieved in each of the three relocation programs • More than 260,000, or 98 per cent, of • State Prosecutors of Minas Gerais agreed to claims for water damages resolved in 2018 Samarco commencing construction work of River stabilisation Alegria Sul, a new tailings disposal site – preparation work started in October • River remediation efforts have seen 2018 and is progressing as planned turbidity levels of impacted areas returned to historical levels • Working towards restart but will only occur if safe, economically viable and community in support Bento Rodrigues resettlement Note: Water damages compensation does not include legal claims in court under dispute. Financial results 19 February 2019 26

Dams and tailings management

Increased rigour of our assessment and management of tailings storage facilities since the failure of the Fundão dam at Samarco

Facilities

115
tailings storage facilities across all sites[21]

20
active tailings storage facilities across all sites[21]

13
active upstream construction dams (all in Australia)[22]

34
inactive upstream construction dams across all sites[21]

Safety

External annual
dam safety inspections

93%
of >400 dam risk review actions completed[23]

Emergency response
plans in place[24]

New technology
advancing for monitoring and dewatering

Governance

Centralised dam function
within our Resource Engineering Centre of Excellence

Canadian Dam Association
guidance applied in Dam Safety Reviews

External Engineers of Record
appointed for all dams

Tailings Stewardship Board
being rolled-out across all operations[25]

We will review and apply lessons of the Brumandinho failure as they emerge

We welcome a common, international and independent body to oversee integrity of construction and operation of all dams across the industry

We support calls for greater transparency in disclosure to inform better stewardship of tailings storage facilities

Financial results
19 February 2019

27

BHP

Broad suite of attractive opportunities

Latent capacity average returns of >100%; major project average returns of ~17%; exploration offers upside potential



Jansen current scope: 82% complete
Jansen Stage 1: study underway
Orphan Basin exploration: licences acquired
Trion: Appraisal results inline with expectations
Mad Dog Phase 2: 37% complete
Atlantis Phase 3: approved February 2019
Wildling: assessing potential resource
Samurai: planning further appraisal and development
Western GOM: OBN survey acquisition
Ruby: decision expected in CY19
Northern T&T: phase 3 accelerated to H2
Southern T&T: assessing potential resource
Ecuador: 11.2% of SolGold acquired
SGO: 34% complete
EWSE: scheduled completion December 2019
OD SMA: record underground development
OD BFX: seeking Board approval mid-CY20
Stuart Shelf: drilling in H2 to define mineralisation extension
CRSC: first coal conveyed October 2018
Queensland Coal debottlenecking: latent capacity
Greater Western Flank-B: first production achieved
Scarborough: assessing development options
WAIO to 290 Mtpa: June 2019 run-rate
South Flank: 21% complete
West Barracouta: approved December 2018
Petroleum
Copper
Iron Ore
Coal
Potash

Note: Average returns includes all opportunities based on Global Metals, Mining and Steel Conference presentation on 15 May 2018.
Only near-term opportunities shown on map. BXF – Brownfield Expansion; CRSC – Caval Ridge Southern Circuit; EWSE – Escondida Water Supply Expansion; SGO – Spence Growth Option; SMA – Southern Mine Area.

Financial results
19 February 2019
28
BHP

The transformative power of Technology

Systems approach to the integration and automation of our value chains to unlock resources and drive a step change in safety, volume and cost

GEOSCIENCE & PLANNING	MINING	PROCESSING	TRANSPORT	MARKETING
Optimised planning and reduced resource uncertainty	**Autonomous and higher productivity systems reduce variability**	**Improved throughput from advanced process control**	**Improved train scheduling with less unplanned events**	**Meet specific customer demand while maximising realised price**

INTEGRATED PROGRAMS

GEOSCIENCE & PLANNING
- (P) Machine Learning for Exploration
- (P) Real time resource characterisation
- (P) Dynamic live 4D model
- (O) Live Planning
- (P) Live Scheduling

MINING
- (O) Autonomous Drill
- (O) Autonomous Truck
- (P) Material movement optimised for value
- (O) Surveying drones & laser technology
- (P) Precision mining
- (P) Drill & blast highly automated

PROCESSING
- (O) Improved tracking of ore quality
- (P) Automation and integration
- (P) Next-generation concentrator
- (P) Energy efficient Conveyors
- (P) Advanced Process control

TRANSPORT
- (O) Monitored and optimisation of rail scheduling, track conditions and port
- (P) Highly automated logistics
- (O) Volumetric train loadout
- (O) Autonomous shiploader

MARKETING
- (O) Increased direct shipping
- (P) Customer product matching / targeting
- (O) Moisture Tracking
- (O) Brand Relativity Evaluation Tool (BRET)

SYSTEMS WIDE

- (O) Cyber Security Operations Centre
- (O) Robotic Process Automation
- (P) Industrial Internet of Things
- (O) Mobility Competency Centre
- (O) Historian Platforms
- (O) One global ERP

Stage of initiative: (P) Pilot / Study (O) Operational

Financial results
19 February 2019

29

BHP

BHP guidance

Group	FY19e	
Capital and exploration expenditure (US$ bn)	<8.0	Cash basis.
Including:		
Maintenance	2.1	Includes non-discretionary capital expenditure to maintain asset integrity, reduce risks, and meet compliance requirements. Also includes capitalised deferred stripping of US$1.0 billion for FY19.
Improvement	2.2	Includes North West Shelf Greater Western Flank-B, Conventional Petroleum infill drilling and South Flank.
Latent capacity	0.6	Includes Escondida Water Supply Extension, Caval Ridge Southern Circuit, Olympic Dam Southern Mine Area, Western Australia Iron Ore to 290 Mtpa, West Barracouta.
Major growth	1.8	Includes Spence Growth Option, Mad Dog Phase 2, Jansen, Atlantis Phase 3.
Exploration	0.9	Includes US$750 million Petroleum and ~US$70 million Copper exploration program planned for FY19.
Onshore US	0.4	Includes expenditure to the end of October 2018 to operate five rigs in Onshore US.

Petroleum	FY19e	
Total Conventional petroleum production (MMboe)	113 – 118	Infill drilling projects are more than offset by planned dry dock maintenance at Pyrenees and natural field decline across the portfolio.
Capital expenditure (US$m)	730	Primarily focused on progressing the Mad Dog Phase 2 project and completing the North West Shelf Greater Western Flank-B project.
Unit cost (US$/boe)	<11	Excludes inventory movements, embedded derivatives movements, freight, third party product purchases and exploration expense. Based on exchange rates of AUD/USD 0.75.
Exploration (US$m)	750	Focused on Mexico, the Gulf of Mexico and the Caribbean.

Financial results
19 February 2019

30

BHP

BHP guidance (continued)

Copper	FY19e	
Total copper production (Mt)	1.645 – 1.740	Includes Escondida at 1.12 - 1.18 Mt, Olympic Dam at 170 – 180 kt, Spence at 160 – 175 kt, Cerro Colorado at 60 – 70 kt, Antamina 135 kt.
Escondida		
Production (Mt, 100% basis)	1.12 – 1.18	Reflects significant decrease in average concentrator head grade consistent with the mine plan. Volumes expected to be towards lower end of range.
Unit cash costs (US$/lb)	<1.15	Excludes freight and treatment and refining charges; net of by-product credits; includes costs to settle labour negotiations; based on an exchange rate of USD/CLP 663.
Iron Ore	**FY19e**	
Total iron ore production (Mt)	241 – 250	A program of work to optimise maintenance schedules across our supply chain and improve port reliability and performance is planned for the first half of the 2019 financial year, with a corresponding impact expected on production and unit costs. Excludes production from Samarco.
Western Australia Iron Ore		
Production (Mt, 100% basis)	273 – 283	
Unit cash costs (US$/t)	<14	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.
Sustaining capital expenditure (US$/t)	4	Medium term average; +/- 50% in any given year. Includes South Flank of US$45 per tonne.
Coal	**FY19e**	
Total metallurgical coal production (Mt)	43 – 46	An extensive maintenance program is planned for the first half of the 2019 financial year, with a corresponding impact also expected on unit costs.
Total energy coal production (Mt)	28 – 29	
Queensland Coal		
Production (Mt)	43 – 46	
Unit cash costs (US$/t)	68 – 72	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.
Sustaining capital expenditure (US$/t)	8	Medium term average; +/- 50% in any given year.
NSW Energy Coal		
Unit cash costs (US$/t)	43 – 48	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.
Sustaining capital expenditure (US$/t)	5	Medium term average; +/- 50% in any given year.

Financial results
19 February 2019
31
BHP

Investing for the future Ongoing improvements in capital productivity are enabling us to thrive on lower levels of capex Capital and exploration expenditure H1 FY19 FY19e FY20e (US$ billion) US$ billion US$ billion US$ billion Petroleum 0.7 1.5 1.8 Copper 1.0 2.9 2.4 Iron Ore 0.8 1.8 2.4 20 Coal 0.3 0.6 0.7 Other26 0.7 1.2 0.7 Total 3.5 <8.0 <8.0 10 <US$8 bn <US$8 bn US$6.8 bn H2 H1 0 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19e FY20e Capital and exploration expenditure guidance unchanged at below US$8 billion per annum in FY19 and FY20 Note: Presented on a total operations basis. Financial results 19 February 2019 32

West Barracouta, Atlantis Phase 3, Ruby

	West Barracouta	Atlantis Phase 3	Ruby
	Australia	USA Gulf of Mexico	Trinidad and Tobago
	Two well brownfield subsea tieback to existing Bass Strait facilities to supply the Australian domestic market.	New subsea production system from eight wells that will tie back to existing Atlantis facility unlocked through Advanced Seismic Imaging.	Oil and gas development consisting of five production wells tied back into existing operated processing facilities in Trinidad & Tobago.
Operator	Esso Australia	BP	BHP
BHP ownership	50%	44%	68%
IRR	~20%	~25%	>25%
Capex (US$m)	~120	~700	~330
Timing / phase	Sanctioned in December 2018	Sanctioned in February 2019	Investment decision expected in CY19
First production	FY21	FY21	FY22
Volumes (100% basis at peak)	104 MMscf/d	38,000 boe/d	16,000 bopd (oil) + 80 MMscf/d (gas)
Royalties and Tax	2.5% private royalty 40% Petroleum Resource Rent Tax 30% income tax	12.5% royalty (net revenue) 21% income tax	12.5% royalty Production entitlements paid in-kind under PSA

Note: Ruby ownership based on current participating interest per the Joint Operating Agreement. PSA – Production Sharing Agreement.

Financial results
19 February 2019
33
BHP

Balance sheet Net debt of US$9.9 billion and gearing of 15.2% Movements in net debt Debt maturity profile28,29 (US$ billion) (US$ billion) 15 8 10.9 (10.6) 6 0.6 0.3 9.9 0.1 10 3.4 4 5.2 5 2 0 0 FY18 Free cash Share Dividends Dividends Non-cash Other H1 FY19 FY19 FY20 FY21 FY22 FY23 FY24 FY25 FY26 FY27 FY28 Post flow buy-back paid paid fair value movements FY29 to NCI15 movement27 US$ Euro Sterling A$ C$ Bonds30 Bonds30 Bonds30 Bonds Bonds Subsidiaries H2 FY19 net debt will include US$5.2 bn of special dividend partially 40% 31% 13% 3% 3% 10% offset by US$3.5 bn still to be received from Onshore US divestment % of portfolio Capital markets 90% Asset financing 10% Note: Presented on a total operations basis. Financial results 19 February 2019 34

Key Underlying EBITDA sensitivities Approximate impact31 on FY19 Underlying EBITDA of changes of: US$ million US$1/t on iron ore price32 225 US$1/bbl on oil price33 46 US$1/t on metallurgical coal price 40 US¢1/lb on copper price32 33 US$1/t on energy coal price32 15 US¢1/lb on nickel price 2 AUD (USË~1/A$) operations34 114 Financial results 19 February 2019 35

Footnotes 1. Slide 6: High potential injury frequency rate: injury events where there was the potential for a fatality. 2. Slide 6: Occupational Exposure Limits (OELs): as compared to Q4 FY18 reported exposures and discounting the protection afforded by respiratory protective equipment. 3. Slide 8: Adjusted effective tax rate: excludes the influence of exchange rate movements and exceptional items. 4. Slide 8: Underlying EBITDA margin: BHP data presented on a total operations basis up to FY14 , excludes South 32 assets from FY15 onwards and excludes Onshore US in H1 FY19: peer group comprises Anglo American, Rio Tinto and Vale. 5. Slide 9: Price: net of price-linked costs. 6. Slide 9: Controllable cash costs: reflects increased planned maintenance activity; costs related to unplanned production outages at WAIO, Olympic Dam, Nickel West and Spence; increased contractor stripping activity and rates at Queensland Coal; and lower concentrator head grade at Escondida, partially offset by favourable inventory movements across a number of assets. 7. Slide 9: Non-cash: includes net deferred stripping costs. 8. Slide 9: Other: includes one-off items and other items (including profit/loss from equity accounted investments). 9. Slide 10: Segment EBITDA: percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items. 10. Slide 10: Iron ore: unit cost, C1 unit cost excluding third party royalties, EBITDA margin and ROCE refer to Western Australia Iron Ore. 11. Slide 10: Petroleum: unit cost, EBITDA margin and ROCE refer to Conventional Petroleum. 12. Slide 10: WAIO C1 cost: excludes third party royalties, exploration expenses, depletion of production stripping, demurrage, exchange rate gains/losses, net inventory movements and other income. 13. Slide 11: Commodity basket index: represents equal-weighted average of oil, copper, iron ore and metallurgical coal prices. 14. Slide 12: Dividend: related to final dividend determined by the Board for FY18 and paid in September 2018. 15. Slide 12,34: NCIs: dividends paid to non-controlling interests of US$623 million predominantly relate to Escondida. 16. Slide 13: Shareholder returns: includes special dividend paid on 30 January 2019. 17. Slide 14: Antamina and Cerrejón: equity accounted investments; average capital employed represents BHP’s equity interest. 18. Slide 14: Conventional Petroleum exploration: ROCE truncated for illustrative purposes. 19. Slide 21: Exploration wells and success rate: refers to the number of wells completed at any time during the respective year, regardless of when drilling was initiated. A successful well is an exploratory or extension well that is not a dry well or met its appraisal objective. Successful wells include wells in which hydrocarbons were encountered and the drilling or completion of which, has been suspended pending further drilling. Excludes wells that had mechanical issues (Burrokeet-1 and Wildling-1 in FY17 and Bongos-1 in FY19) where the opportunities were tested by a subsequent well. 20. Slide 22: Adoption of IFRS16 Leases is first effective for the Group from 1 July 2019 and potential impact is currently under review. 21. Slide 27: All sites include operated, closed, and non-operated sites (excluding the Bullmoose closed site non-operated joint venture). The number of tailings storage facilities is calculated based on the definition used by the Responsible Dam Engineers at our sites. We keep this definition under review. BHP’s tailings storage facilities are located at seven operated sites in Australia and Chile; there are a further seven closed sites throughout North America, and four non-operated joint ventures in North America and South America. 22. Slide 27: The 13 operational upstream tailings storage facilities are located at the following operated sites: one at Mt Whaleback (Western Australia), two at Olympic Dam (South Australia), two at Goonyella and one at Blackwater (Queensland), and seven at Nickel West (Western Australia). The number of tailings storage facilities is calculated based on the definition used by the Responsible Dam Engineers at our sites. We keep this definition under review. 23. Slide 27: Dam Risk Reviews were completed for active, inactive and closed tailings storage facilities across our business. The reviews identified no significant deficiencies to the stability or management of our tailings storage facilities. Improvement recommendations have been implemented with a minor number of actions remaining in progress, such as administrative actions and long lead items regarding closure and climate change. None of these actions are overdue. Dam Safety Reviews were then completed at significant tailings storage facilities following the guidelines recommended by the Canadian Dam Association. 24. Slide 27: Emergency response plans are in place for all significant tailings storage facilities. 25. Slide 27: The establishment of independent Tailings Stewardship Boards to undertake reviews for all active and many inactive and closed tailings dams including design, construction, operation and closure is underway to provide independent third party input. A trial of the stewardship program has been completed at our Olympic Dam asset in South Australia. 26. Slide 32: Other includes discontinued operations (Onshore US assets) in H1 FY19 and FY19. 27. Slide 34: Non-cash fair value movement: relates to foreign exchange variance due to the revaluation of local currency denominated cash and debt to USD and movements in interest rates. 28. Slide 34: Debt maturity profile: all debt balances are represented in notional USD values and based on financial years; as at 31 December 2018. 29. Slide 34: Debt maturity profile: subsidiary debt is presented in accordance with IFRS 10 and IFRS 11. 30. Slide 34: Debt maturity profile: includes hybrid bonds (26% of portfolio: 13% in USD, 9% in Euro, 4% in Sterling) with maturity shown at first call date. 31. Slide 35: EBITDA sensitivities: assumes total volume exposed to price; determined on the basis of BHP’s existing portfolio. 32. Slide 35: EBITDA sensitivities: excludes impact of equity accounted investments. 33. Slide 35: EBITDA sensitivities: excludes impact of change in input costs across the Group. 34. Slide 35: EBITDA sensitivities: based on average exchange rate for the period. Financial results 19 February 2019 36

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: February 19, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary